UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 28, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________

Commission file number   1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Joint Earnings Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912

507-437-5611

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Audited Financial Statements and Schedule

Years Ended October 28, 2006, and October 29, 2005

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Joint Earnings Profit Sharing Trust (the Plan) as of October 28, 2006, and October 29, 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 28, 2006, and October 29, 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 28, 2006, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                                                                /s/ Ernst & Young LLP

Minneapolis, Minnesota

April 20, 2007

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Statements of Net Assets Available for Benefits

	October 28, 2006	October 29, 2005
Assets
Cash and cash equivalents	$8,424	$20
Investments	247,523,692	231,536,361
Contributions receivable from Hormel Foods
Corporation	9,983,455	9,567,637
Contributions receivable from participants	176	1,613
Net assets available for benefits	$257,515,747	$241,105,631

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 28, 2006	October 29, 2005
Additions:
Contributions from Hormel Foods Corporation	$9,996,710	$9,569,792
Contributions from participants	97,757	101,080
Interest and dividend income	3,678,862	2,363,428
	13,773,329	12,034,300

Deductions:
Distributions	23,333,214	16,143,310
Administrative expenses	115,642	118,674
	23,448,856	16,261,984

Net realized and unrealized appreciation in fair
value of investments	26,085,643	19,820,370
Net additions	16,410,116	15,592,686
Net assets available for benefits at beginning of year	241,105,631	225,512,945
Net assets available for benefits at end of year	$257,515,747	$241,105,631

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

Notes to Financial Statements

October 28, 2006

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Joint Earnings Profit Sharing Trust (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). The nonpooled separate account consists of common stock of Hormel Foods Corporation (the Company or the Sponsor) and a portion of uninvested cash. For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan covering employees of the Company and certain eligible subsidiaries. The amount contributed by the Company each year is discretionary, as authorized by the Board of Directors. The amount available to all participants is allocated in proportion of individual recognized compensation for the plan year to the recognized compensation for the plan year for all such eligible participants. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Certain restrictions exist, as defined in the plan document, for investing of funds in other contribution accounts.

Plan participants may elect to make after-tax contributions to the Thrift account in amounts not to exceed statutory limits.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee and employer contributions are always 100% vested in the participants’ plan accounts.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

The Company has the right under the plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, the assets of the Plan shall be distributed to the participants.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 4.25% and 4.0% as of October 28, 2006, and October 29, 2005, respectively. The average yield on the Plan’s investment contract for the years ended October 28, 2006, and October 29, 2005, was 4.0% and 4.0%, respectively. Fair value of the investment contract was estimated to be approximately 97.5% and 98.4% of contract value as of October 28, 2006, and October 29, 2005, respectively. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 28, 2006, and October 29, 2005, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value by $26,085,643 and $19,820,370, respectively, as follows:

	2006	2005
Net appreciation in fair value during the year:
Nonpooled separate account (containing company stock)	$13,727,842	$12,663,798
Separate trust accounts	3,592,591	1,701,670
Pooled separate accounts	7,869,910	5,244,115
Common and preferred stock	64,141	7,163
Mutual funds	827,642	203,852
Federal bond	(485)	—
Other	4,002	(228)
	$26,085,643	$19,820,370

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 42% of total investments at October 28, 2006, and 43% of total investments at October 29, 2005.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 28, 2006	October 29, 2005
Nonpooled separate account:
Hormel Foods Corporation common stock	$101,315,668	$98,663,502
IBT Money Market Fund	1,415,285	1,022,848
Total nonpooled separate account	102,730,953	99,686,350

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	52,471,356	56,422,112

Pooled separate account:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Fund	17,906,780	15,689,564

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation

Joint Earnings Profit Sharing Trust

EIN: 41-0319970

Plan: 030

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 28, 2006

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value
Nonpooled separate account:
Investors Bank & Trust Company:*
Hormel Stock Fund	4,523,698	units	$102,730,953

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	3,425,533	units	52,471,356

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	1,170,670	units	17,906,780
Moderate Growth Fund	650,366	units	10,041,859
Select Small Co. Value (Clover/TRP/EARNEST)	45,389	units	7,957,517
Select Fundamental Value (Wellington)	48,775	units	6,852,598
Conservative Growth Fund	441,157	units	6,698,299
Select Large Cap Value Fund (Davis)	25,759	units	4,893,846
Select Indexed Equity Fund (Northern Trust)	7,687	units	2,818,391
Select Aggressive Growth Fund (Sands)	25,005	units	1,570,461
Premier Core Bond (Babson Capital)	840	units	1,203,961
Conservative Journey	4,562	units	645,853
Total pooled separate accounts			60,589,565

Separate trust accounts:
Investors Bank & Trust Company:*
American Funds Euro Pacific Fund	575,317	units	12,372,689
Manager’s Special Equity Fund	348,059	units	4,681,929
American Funds Growth R4 Fund	335,511	units	5,068,734
Black Rock High Yield Bond	148,968	units	1,691,792
Total separate trust accounts			23,815,144

Self-directed brokerage assets			7,916,674
Total assets held for investment purposes at end of year			$247,523,692

* Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION JOINT EARNINGS PROFIT SHARING TRUST

Date: April 23, 2007	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm